UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Proxim Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

744283102

(CUSIP Number)

Steven D. Brooks

BCP Capital, L.P.

One Maritime Plaza, Suite 2525

San Francisco, CA  94111

(650) 356-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Anthony J. Richmond, Esq.

Latham & Watkins LLP

135 Commonwealth Drive

Menlo Park, CA  94025

(650) 328-4600

July 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744283102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BCP Capital, L.P. (formerly Broadview Capital Partners L.P.) 94-3324390

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,051,776

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 2,051,776

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,051,776

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BCP Capital QPF, L.P. (formerly Broadview Capital Partners Qualified Purchaser Fund L.P.) 94-3324391

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,849,086

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 14,849,086

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,849,086

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BCP Affiliates Fund LLC (formerly Broadview Capital Partners Affiliates Fund LLC) 94-3346440

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,955

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 55,955

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BCP General LLC 94-3324392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,900,862

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 16,900,862

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,900,862

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BCI Holdings LP 22-3723664

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,900,862

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 16,900,862

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,900,862

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BV Holdings LLP 22-2274779

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,900,862

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 16,900,862

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,900,862

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven D. Brooks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,956,817

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 16,956,817

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,956,817

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen J. Bachmann

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,956,817

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 16,956,817

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,956,817

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul F. Deninger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,956,817

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 16,956,817

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,956,817

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Item 2.	Identity and Background

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed on December 22, 2003 (the “Schedule 13D”), and is being filed on behalf of BCP Capital, L.P. (formerly Broadview Capital Partners L.P.), a Delaware limited partnership (“BCP”), BCP Capital QPF, L.P. (formerly Broadview Capital Partners Qualified Purchaser Fund L.P.), a Delaware limited partnership (“BCPQPF”), BCP Affiliates Fund LLC (formerly Broadview Capital Partners Affiliates Fund LLC), a Delaware limited liability company (“BCPAF”), Broadview Capital Partners Management LLC, a Delaware limited liability company (“BCPM”), BCI Holdings LP, a Delaware limited partnership (“BCI Holdings”), Broadview Holdings LLP, a Virginia limited liability partnership (“Broadview Holdings”), Steven D. Brooks, Stephen J. Bachmann and Paul F. Deninger (collectively with Messrs. Brooks and Bachmann, the “Partners”).  BCP, BCPQPF, BCPAF, BCPM, BCI Holdings and Broadview Holdings are collectively referred to as the “Broadview Entities.”  The Broadview Entities and the Partners are collectively referred to as the “Reporting Persons” in this statement.  Unless the context otherwise requires, references herein to the “Common Stock” are to shares of class A common stock, par value $0.01 per share of Proxim Corporation, a Delaware corporation (the “Company”).  Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following:

Pursuant to a Securities Purchase Agreement, dated as of July 27, 2004, by and among BCP, BCPQPF, BCPAF, Warburg Pincus Private Equity VIII, L.P. (“WP VIII”) and the Company (the "2004 Purchase Agreement," a copy of which is attached hereto as Exhibit 1), (i) BCP was issued 7,915 shares of Series B Preferred Stock in exchange for that certain Amended 2003 Note held by BCP in the aggregate principal amount of $484,400 and that certain New 2003 Note held by BCP in the aggregate principal amount of $161,333, in each case plus accrued interest thereon, (ii) BCPQPF was issued 57,282 shares of Series B Preferred Stock in exchange for that certain Amended 2003 Note held by BCPQPF in the aggregate principal amount of $3,502,800 and that certain New 2003 Note held by BCPQPF in the aggregate principal amount of $1,167,600, in each case plus accrued interest thereon and (iii) BCPAF was issued 216 shares of Series B Preferred Stock in exchange for that certain Amended 2003 Note held by BCPAF in the aggregate principal amount of $13,200 and that certain New 2003 Note held by BCPQPF in the aggregate principal amount of $4,400, in each case plus accrued interest thereon.  In addition, pursuant to the 2004 Purchase Agreement, each of BCP and BCPQPF made a loan to Proxim in the amount of $161,996 and $1,171,337, respectively, in return for a Secured Promissory Note (the "2004 Notes," the form of which is attached hereto as Exhibit 2) in such aggregate principal amounts. These loans were funded from the working capital of BCP and BCPQPF. No additional funds will be required.

The 2004 Purchase Agreement also provides that (i) immediately upon receipt of Company stockholder approval (the "2004 Stockholder Approval"), all shares of Preferred Stock, Series B Preferred Stock, Warrants, Additional Warrants and 2003 Warrants held by (a) BCP will be exchanged by BCP (the "BCP Exchange") for 2,645,861 shares of Common Stock and 6,440 shares of Series C Preferred Stock of the Company, par value $0.01 per share (the "Series C Preferred Stock"), (b) BCPQPF will be exchanged by BCPQPF (the "BCPQPF Exchange") for 19,148,640 shares of Common Stock and 46,680 shares of Series C Preferred Stock and (c) BCPAF will be exchanged by BCPAF (the "BCPAF Exchange," and collectively with the BCP Exchange and the BCPQPF Exchange, the “Exchange”)) for 72,160 shares of Common Stock and 200 shares of Series C Preferred Stock and (ii) upon successful completion by the Company of a transaction or series of related transactions (a "Qualified Transaction") in which the Company issues and sells shares of common stock of the Company and/or warrants to purchase shares of common stock of the Company in exchange for aggregate gross proceeds to the Company of at least $20 million, which proceeds shall be remitted to the Company on the date of the closing of such transaction, BCP and BCPQPF will immediately exchange the outstanding principal and accrued but unpaid interest on the 2004 Notes for the class of common stock of the Company as is issued in such Qualified Transaction (the "Qualified Transaction Exchange"). The number of shares of common stock to be issued to each of BCP and BCPQPF upon the Qualified Transaction Exchange will be equal to the quotient obtained by dividing (a) the outstanding principal and unpaid but accrued interest due on the 2004 Notes on the date of the Qualified Transaction Exchange by (b) the price per share of the common stock sold to the investors in the Qualified Transaction. In addition, in the event that warrants to purchase shares of common stock of the Company are issued in the Qualified Transaction, BCP and BCPQPF will be entitled to receive from the Company, upon exchange of the 2004 Notes, a number of warrants to purchase common stock on a proportionate basis with the investors in the Qualified Transaction, based on the outstanding principal and unpaid accrued interest on the 2004 Notes. Pursuant to the 2004 Purchase Agreement, the Company has agreed to use its reasonable best efforts to market and consummate a Qualified Transaction as promptly as reasonably practicable following the date of the closing of the Exchange.

No additional funds are required from the Reporting Persons in connection with the Exchange or the Qualified Transaction Exchange.

Item 4.	Purpose of Transaction
ITEM 4 of the Schedule 13D is hereby amended to add the following:
BCP and BCPQPF purchased the 2004 Notes, as described herein, in order for the Reporting Persons to provide to the Company working capital for ongoing business operations.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning future acquisitions of shares of capital stock of the Company or further investments by them in the Company. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

The following summary of certain provisions of the 2004 Purchase Agreement is qualified in its entirety by reference to such document (a copy of which is attached hereto as Exhibit 1).

As described in Item 3 above, which is incorporated herein by reference, BCP, BCPQPF and BCPAF entered into the 2004 Purchase Agreement pursuant to which, at the closing, the Company issued to (i) BCP (a) BCP’s 2004 Note and (b) upon surrender for cancellation of the Amended 2003 Note and the New 2003 Note issued to BCP, 7,915 shares of Series B Preferred Stock, (ii) BCPQPF (a) BCPQPF’s 2004 Note and (b) upon surrender for cancellation of the Amended 2003 Note and the New 2003 Note issued to BCPQPF, 57,282 shares of Series B Preferred Stock and (iii) BCPAF upon surrender for cancellation of the Amended 2003 Note and the New 2003 Note issued to BCPAF, 216 shares of Series B Preferred Stock.

In addition, upon consummation of the Exchange, BCP, BCPQPF and BCPAF shall collectively (the “BCP Entities”) have the right under the 2004 Purchase Agreement to appoint one (1) director (the “2004 Board Designee”) to the Company's board of directors (the "Board of Directors") for so long as the

BCP Entities beneficially owns shares of Common Stock equal to at least twenty-five percent (25%) of the number of shares of Common Stock issued to the BCP Entities pursuant to the Exchange. The 2004 Board Designee shall serve as members of the Audit Committee, Compensation Committee and each other principal committee of the Board of Directors.

Pursuant to the terms of the 2004 Purchase Agreement, the Company has agreed to prepare and file with the Commission preliminary and definitive proxy materials with respect to the meeting of stockholders for the purpose of obtaining the 2004 Stockholder Approval. Within one (1) business day following receipt of the 2004 Stockholder Approval, the Company shall file the Certificate of Designations, Preferences and Rights of Series C Preferred Stock of Proxim Corporation (the "Series C Preferred Certificate of Designations") with the Secretary of State of the State of Delaware, and on the second business day following receipt of the 2004 Stockholder Approval, the closing of the Exchange will take place.

After the date of the closing of the Exchange, the Company has agreed to prepare and file with the Commission preliminary and definitive proxy materials with respect to a meeting of the stockholders for the purpose of approving (i) an increase in the authorized capital of the Company and (ii) a reverse stock split of the Common Stock (collectively, the "Charter Amendment Proposals"), in each case in accordance with the terms set forth in the 2004 Purchase Agreement.

Pursuant to the terms of the 2004 Purchase Agreement, the Company has agreed, upon the request of a majority-in-interest of the 2004 Purchasers, to prepare and file with the Commission, within 180 days following the closing of a Qualified Transaction or such other time as is mutually agreed to, a registration statement on Form S-3 covering the shares of Common Stock issuable upon the Exchange and upon the Qualified Transaction Exchange (as well as upon the exchange of certain Notes issued to the 2004 Purchasers other than the BCP Entities pursuant to the terms of the 2004 Purchase Agreement).

Until the date of the closing of the Exchange, the BCP Entities and the 2004 Board Designee shall vote (i) in favor of the establishment of a nominating committee of the Board of Directors consisting entirely of independent directors and (ii) if necessary to comply with applicable requirements of federal law, state law, or Nasdaq relating to the Board of Directors, in favor of an increase in the number of authorized members of the Board of Directors such that a majority of the members of the Board of Directors are independent directors.

At or with respect to any election of one or more directors (including to fill any vacancy on the Board of Directors), until the date of the closing of the Exchange, the BCP Entities shall vote all of their shares of Voting Stock in favor of the election of any nominee to the Board of Directors whose nomination was approved by the unanimous consent of the Board of Directors.

Each of the BCP Entities shall vote all of its shares of Voting Stock in favor of the Exchange, the Charter Amendment Proposals and, if required, the Qualified Transaction Exchange at any meeting of the Company's stockholders called for the purpose of approving such proposals.

Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Item 1 above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
Item 5 of Schedule 13D is hereby amended to add the following:

(a) As of July 30, 2004, the Reporting Persons beneficially own shares of Common Stock by virtue of BCP, BCPQPF and BCPAF’s ownership of the Preferred Stock, the Series B Preferred Stock, the Warrants, the Additional Warrants and the 2003 Warrants. Assuming full conversion of the shares of Preferred Stock and the Series B Preferred Stock held by the BCP Entities including an annual accretion rate for the liquidation preference for the Preferred Stock of 8%, compounded semi-annually, and for the Series B Preferred Stock of 14%, compounded quarterly, each as more fully described in the Certificate of Designations and the Series B Preferred Certificate of Designations, respectively) and assuming the exercise of the Warrants, the Additional Warrants, and the 2003 Warrants, as of such date the Investors may be deemed to beneficially own an aggregate of 16,956,817 shares of Common Stock (822,883 shares of which are a result of accretion since the initial issuance date), representing approximately 12.1% of the outstanding Common Stock based on the 123,420,453 shares of Common Stock outstanding as of July 26, 2004 (as set forth in the 2004 Purchase Agreement). By reason of their respective relationships with the Investors and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to beneficially own 16,956,817 shares of Common Stock, representing approximately 12.1% of the outstanding Common Stock as described above.

Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 16,956,817 shares of Common Stock it may be deemed to beneficially own as of the date hereof. Each of the Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 16,956,817 shares of Common Stock it may be deemed to beneficially own as of the date hereof.

(b) No transactions in the Common Stock were effected during the last sixty (60) days by the Reporting Persons or any of the Persons set forth on Schedule I or in Item 2(d) to the Schedule 13-D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following:

The 2004 Purchase Agreement was entered into as of July 27, 2004 and is described in Item 3 and Item 4 above. The closing of the bridge loan and the exchange of the Amended 2003 Note and New 2003 Note for shares of Series B Preferred Stock occurred on July 30, 2004. The summary of the 2004 Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the 2004 Purchase Agreement, a copy of which is attached as Exhibit 1 hereto.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Securities Purchase Agreement, dated as of July 27, 2004, by and among the Company and the Purchasers named therein (filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2004, and incorporated by reference herein).

Exhibit 2

Form of Secured Promissory Note (filed as Exhibit B to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2004 and incorporated by reference herein).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2004

Entities:

BCP Capital L.P.

By:	BCP General LLC
Its:	General Partner

By:	/s/ Steven D. Brooks
Steven D. Brooks
Managing Director

BCP Capital QPF, L.P.

By:	BCP General LLC
Its:	General Partner

By:	/s/ Steven D. Brooks
Steven D. Brooks
Managing Director

BCP Affiliates Fund LLC

By:	BCP Capital Management LLC
Its:	Manager

By:	/s/ Steven D. Brooks
Steven D. Brooks
Managing Director

BCP General LLC

By:	/s/ Steven D. Brooks
Steven D. Brooks
Managing Director

BCI Holdings, L.P.

By:	BV Holdings LLP
Its:	General Partner

By:	/s/ Steven D. Brooks
Steven D. Brooks
Attorney-in-Fact

Broadview Holdings LLP

By:	/s/ Steven D. Brooks
Steven D. Brooks
Attorney-in-Fact

Individuals:

Steven D. Brooks
Stephen J. Bachmann
Paul F. Deninger

	By:	/s/ Steven D. Brooks
Steven D. Brooks,
Attorney-in-Fact for the above-listed individuals

INDEX TO EXHIBITS

Exhibit 1

Securities Purchase Agreement, dated as of July 27, 2004, by and among the Company and the Purchasers named therein (filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2004, and incorporated by reference herein).

Exhibit 2

Form of Secured Promissory Note (filed as Exhibit B to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2004 and incorporated by reference herein).